UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.
**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,093.35	Filing Party:	Nautical Miles, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	December 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) relating to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 3. This Amendment No. 3 should be read together with the Schedule TO.

The Offer is scheduled to expire at midnight, New York City time, on February 4, 2011, unless the Offer is extended.

Items 1 and 4. Summary	Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby supplemented by adding the following:

“Purchaser has extended the Offer until midnight, New York City time, on February 4, 2011, unless further extended or earlier terminated, because all of the conditions to the Offer were not satisfied as of the initial expiration date. The depositary for the Offer has indicated that, as of the initial expiration date, approximately 2,934,298 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 50.7% of the Shares. Additionally, on January 31, 2011, the Parent, the Purchaser and the Company agreed to waive the requirement in the Merger Agreement that the Purchaser extend the expiration of the Offer through February 11, 2011 such that the Purchaser will not be obligated to extend the Offer beyond February 4, 2011. The full text of the press release jointly issued by Parent and Todd on January 31, 2011 is filed as Exhibit (a)(1)(J) hereto and is incorporated by reference.”

All references set forth in Items 1 and 4 of the Schedule TO and in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the Expiration Date are hereby supplemented to reflect the new Expiration Date of midnight, New York City time, on February 4, 2011.

Section 10, “Background of the Offer; Past Contracts or Negotiations with Todd” is hereby amended by replacing the seventh paragraph under the heading “Background of the Offer” with the following:

“On June 4, 2010, representatives of Parent met with representatives of Todd. In attendance on behalf of Parent were Mr. Foti, Mr. Joe O’Rourke (Senior Vice President for Business Development), and Mr. Bruce Dummer (Senior Vice President, Finance) and, on behalf of Todd, Mr. Welch and Mr. Joseph Lehrer, a member of Todd’s Board of Directors. At the meeting, the parties discussed the structure of a possible transaction, the method by which Parent would finance the transaction, the necessary steps in acquiring a publicly traded corporation, the particular areas of emphasis for due diligence and the method of valuing Todd. Representatives of Parent expressed that their approach to valuing Todd would be to use multiple of 5 to 6 times adjusted EBITDA. Representatives of Todd said the multiple should be at least 6 times adjusted EBITDA and that the valuation should consider Todd’s cash. At the meeting, it was determined that the parties would sign confidentiality agreements (the “Confidentiality Agreements”) that would provide for a confidential exchange of information between the parties and provide for the non-disclosure of discussions concerning a possible transaction.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(J)	Press Release jointly issued by Vigor Industrial LLC and Todd Shipyards Corporation on January 31, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Name: Frank J. Foti
Title: President

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Name: Frank J. Foti
Title: President